Exhibit I
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES
COMPLETION OF THE ACQUISITION OF CRUDE CARRIERS CORP. AND
REFINANCING OF THE CRUDE CARRIERS CORP. OUTSTANDING DEBT FROM
ITS EXISTING $350 MILLION CREDIT FACILITY
Athens, Greece — September 30, 2011 — Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) today announces that it has completed the acquisition of Crude Carriers Corp. (NYSE: CRU) (“Crude”) in a unit-for-share transaction, whereby Crude became a wholly-owned subsidiary of CPLP.
The acquisition of Crude solidifies CPLP’s position as a leader in the product and crude tanker sectors with its large, diversified, ultra modern high specification fleet of 27 vessels (2.2 million dwt) with an average age (weighted by dwt) of 3.6 years as of September 30, 2011.
The Partnership also announced today that it has completed the refinancing of Crude’s outstanding debt of $134.6 million using its existing $350 million revolving credit facility entered into in March 2008. The refinanced amount, as with all amounts drawn down under this facility, is non-amortizing until June 2013.
In connection with the merger, Mr. Dimitris Christacopoulos joined the board of directors of CPLP. Prior to the consummation of the transaction, Mr. Christacopoulos was a member of the board of directors of Crude.
Forward-Looking Statements:
The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com